

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Patrick Harkleroad
Chief Financial Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

      **Re: Chanticleer Holdings, Inc.**
          **Form 10-K for the Year Ended December 31, 2018**
          **Form 8-K furnished May 15, 2019**
          **File No. 001-35570**

Dear Mr. Harkleroad:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Transportation and Leisure